Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 3, 2012 and is supplementary to, and should be read in conjunction with, Pembina's condensed consolidated unaudited interim financial statements for the period ended March 31, 2012 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements and MD&A for the year ended December 31, 2011 (the "Consolidated Financial Statements").

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Canadian Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by Canadian Generally Accepted Accounting Principles, see "Non-GAAP Measures."

About Pembina

With nearly 60 years experience, Calgary-based Pembina Pipeline Corporation is a leading transportation and service provider to North America's energy industry. Pembina has leveraged its strong record of profitable growth to expand beyond its core business of operating conventional crude oil and natural gas liquids ("NGL") feeder pipelines. Today, Pembina owns and operates pipelines that transport crude oil, NGL, diluent and synthetic crude produced in western Canada; offers a full spectrum of midstream and marketing services; and, has a strong presence in the gas services sector. Pembina also owns an NGL infrastructure and logistics business, with facilities strategically located in western Canada and in the premium NGL markets in eastern Canada and the United States. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along each step of the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors through operational excellence: running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Strategy

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends while enhancing the long-term value of its common shares. To achieve this, Pembina's strategy is to:

—	Generate value by providing customers with safe, cost-effective, reliable services.

—	Diversify Pembina's asset base to enhance profitability. A diverse portfolio provides Pembina with the ability to respond to market conditions, reduce risk and increase opportunities to leverage existing businesses. A priority is placed on developing businesses that support Pembina's core competency – operating crude oil and NGL transportation systems, and gas gathering and processing infrastructure – which allow for expansion, vertical integration and accretive growth.

—	Implement growth and conduct operations in a safe and environmentally responsible manner. Growth is expected to occur through expansion of existing businesses, acquisitions and the development of new services. Pembina's investment criteria include pursuing projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves.

—	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

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Pembina Pipeline Corporation

Pembina is structured in four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream & Marketing, which are described in their respective sections of this MD&A.

Acquisition of Provident Energy Ltd. ("Provident")

On April 2, 2012, Pembina completed its acquisition of Provident by way of a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"). Provident shareholders received 0.425 of a Pembina share for each Provident share held (the "Provident Exchange Ratio"). In addition, Pembina has assumed all of the rights and obligations of Provident relating to the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2017 ("Series E Debentures") (TSX Trading Symbol: PPL.DB.E), and the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2018 ("Series F Debentures") (TSX Trading Symbol: PPL.DB.F). On closing of the acquisition, Pembina listed its common shares, including those issued under the Arrangement, on the New York Stock Exchange ("NYSE") under the symbol "PBA". Pursuant to the Arrangement, Provident amalgamated with a wholly-owned subsidiary of Pembina and was continued under the name "Pembina NGL Corporation."

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bpd	barrels per day
mbpd	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
MMcf	millions of cubic feet
MMcf/d	millions of cubic feet per day
GJ	gigajoule
km	Kilometre

Other
WCSB	Western Canadian Sedimentary Basin
WTI	West Texas Intermediate (crude oil benchmark price)
AECO	Alberta gas trading price
USD	United States dollars
DRIP	Premium Dividend™ and Dividend Reinvestment Plan
TSX	Toronto Stock Exchange
IFRS	International Financial Reporting Standards

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Pembina Pipeline Corporation

Financial & Operating Overview

(unaudited)

($ millions, except where noted)	3 Months Ended March 31
	2012	2011
Revenue	475.3	394.3
Operations	48.5	43.2
Product purchases	298.9	253.7
Operating margin(1)	127.9	97.4
Depreciation and amortization included in operations	21.7	14.9
Gross profit	106.2	82.5
Deduct/(add)
General and administrative expenses	17.6	14.7
Acquisition-related and other	22.1
Net finance costs	23.2	14.0
Share of profit of investments in equity accounted investee, net of tax	(0.2)	(2.2)
Deferred income tax expense	10.9	13.5
Earnings for the period	32.6	42.5
Earnings per share – basic and diluted (dollars)	0.19	0.25
Adjusted EBITDA(1)	111.6	87.2
Cash flow from operating activities	65.3	74.5
Adjusted cash flow from operating activities(1)	98.8	75.9
Dividends declared	65.7	65.1
Dividends per common share (dollars)	0.39	0.39
Capital expenditures	54.9	223.3
Total enterprise value(1) ($ millions)	6,492.9	5,453.1
Total assets ($ millions)	3,351.9	3,153.3
Average throughput – conventional (mbpd)	466.9	390.3
Contracted capacity – oil sands (mbpd)	870.0	775.0
Average processing volume – gas services (mboe/d net to Pembina)(2)	41.7	38.1
Aggregate volumes (mboe/d) (2)	1,378.6	1,203.4
(1)	Refer to "Non-GAAP Measures."
(2)	Gas Services processing volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Revenue, net of product purchases, increased approximately 26 percent during the first quarter of 2012 to $176.4 million compared to $140.6 million in the first quarter of 2011. This was driven by strong performance in each of Pembina's four businesses, particularly the Oil Sands & Heavy Oil business which realized revenue of $43.1 million in the first quarter compared to $30.6 million in the first quarter of 2011. This 41 percent increase was due to contributions from the Nipisi and Mitsue pipelines, which began generating returns in the third quarter of 2011. Pembina's Gas Services business also generated higher revenue, contributing $19.1 million during the first quarter of 2012, which is an increase of 27 percent compared to $15 million during in the first quarter of 2011. This increase reflects higher processing volumes at Pembina's Cutbank Complex. In the Midstream & Marketing business, revenue, net of product purchases, grew to $32.0 million during the first quarter of 2012, from $25.8 million during the first quarter of 2011. This 24 percent increase was primarily due to higher volumes and activity on Pembina's Peace Pipeline and Drayton Valley Pipeline systems, stronger commodity prices for the majority of liquid hydrocarbon products and wider margins. During the first quarter of 2012 and as a result of higher volumes on the majority of Conventional Pipelines' largest pipeline systems, this business generated revenue of $82.2 million which represents an increase of approximately 19 percent from the $69.2 million in the same quarter of 2011.

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Pembina Pipeline Corporation

Operating expenses were $48.5 million during the first quarter of 2012 compared to $43.2 million in the first quarter of 2011. The 12 percent increase was primarily due to increased variable costs associated with higher volumes and new assets which are now in service.

Operating margin totaled $127.9 million during the first quarter of 2012 compared to $97.4 million during the first quarter of 2011 (operating margin is a Non-GAAP measure, see "Non-GAAP Measures"). This increase was primarily due to higher revenue, as discussed above.

The increases in revenue and operating margin contributed to gross profit of $106.2 million during the first quarter of 2012 compared to $82.5 million during the first quarter of 2011.

General and administrative expenses ("G&A") of $17.6 million were incurred during the first quarter of 2012 compared to $14.7 million during the first quarter of 2011 due to an increase in salaries and benefits for existing and new employees and increased rent for new and expanded office space. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by $0.5 million.

Pembina generated earnings before interest, taxes, depreciation and amortization, and acquisition-related expenses ("Adjusted EBITDA") of $111.6 million during the first quarter of 2012 compared to $87.2 million during the first quarter of 2011 (Adjusted EBITDA is a Non-GAAP measure, see "Non-GAAP Measures"). The increase in quarterly Adjusted EBITDA was due to strong operating results from each business, new assets having been brought on-stream and new services being offered during this period in 2012 compared to the same period of 2011.

Depreciation and amortization (operational) increased to $21.7 million during the first quarter of 2012 compared to $14.9 million during the same period in 2011 which reflects depreciation on new capital additions including the Nipisi and Mitsue pipeline assets which began operating in the third quarter of 2011.

The Company's earnings were $32.6 million ($0.19 per share) during the first quarter of 2012 compared to $42.5 million ($0.25 per share) during the first quarter of 2011. Earnings were impacted by $15.8 million (net of tax) of expenses related to the acquisition of Provident, included in acquisition-related and other expenses. Adjusted earnings were $65.4 million ($0.39 per share) during the first quarter of 2012 compared to $52.7 million ($0.32 per share) during the first quarter of 2011 (adjusted earnings is a Non-GAAP measure, see "Non-GAAP Measures").

Cash flow from operating activities was $65.3 million ($0.39 per share) during the first quarter of 2012 compared to $74.5 million ($0.45 per share) during the first quarter of 2011. The decrease in cash flow from operating activities is primarily related to acquisition-related expenses of $21.1 million, higher interest expenses and an increase in working capital during the first quarter of 2012.

Adjusted cash flow from operating activities was $98.8 million ($0.59 share) during the first quarter of 2012 compared to $75.9 million ($0.45 per share) during the first quarter of 2011 (adjusted cash flow from operating activities is a Non-GAAP measure, see "Non-GAAP Measures").

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Pembina Pipeline Corporation

Operating Results

(unaudited)

	3 Months Ended March 31, 2012		3 Months Ended March 31, 2011
($ millions)	Net Revenue(1)	Operating Margin(2)	Net Revenue(1)	Operating Margin(2)
Conventional Pipelines	82.2	54.6	69.2	44.1
Oil Sands & Heavy Oil	43.1	30.1	30.6	19.3
Gas Services	19.1	13.0	15.0	10.3
Midstream & Marketing	32.0	29.6	25.8	23.7
Corporate		0.6
Total	176.4	127.9	140.6	97.4
(1)	Midstream & Marketing revenue is net of $298.9 million in product purchase expense for three months ended March 31, 2012 (three months ended March 31, 2011: $253.7 million).
(2)	Refer to "Non-GAAP Measures."

Conventional Pipelines

	3 Months Ended March 31
($ millions, except where noted)	2012	2011
Revenue	82.2	69.2
Operations	27.6	25.1
Operating margin(1)	54.6	44.1
Depreciation and amortization included in operations	11.9	9.7
Gross profit	42.7	34.4
Capital expenditures	11.1	16.7
Average throughput (mbpd)	466.9	390.3
Average revenue (dollar/bbl)	1.94	1.97
Operating expenses (dollar/bbl)	0.62	0.69
(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 7,500 km pipeline network that extends across much of Alberta and British Columbia, and transports approximately half of Alberta's conventional crude oil production and approximately twenty percent of the NGL produced in western Canada. The Conventional Pipelines business' primary objective is to generate sustainable operating margins while pursuing opportunities for increased throughput and revenue. Pembina endeavors to maintain and/or improve operating margins by capturing incremental volumes, expanding its pipeline systems, managing revenues and adopting strong discipline over operating expenses.

Operational Performance: Throughput

During the first quarter of 2012, Conventional Pipelines throughput averaged 466.9 mbpd, consisting of an average of 281.4 mbpd of crude oil, 60.3 mbpd of condensate and 125.2 mbpd of NGL. This is approximately 20 percent higher than the same period of 2011 when average throughput was 390.3 mbpd, primarily due to continued production growth from regional resource play development in the Cardium (oil), Deep Basin Cretaceous (NGL), Montney (oil/NGL) and Beaverhill Lake (oil) formations. Pipeline receipts during the first quarter of 2012 increased on all of Pembina's major conventional pipeline systems including the Drayton Valley, Peace, Swan Hills and Northern systems.

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Pembina Pipeline Corporation

Financial Performance

During the first quarter of 2012, Conventional Pipelines generated revenue of $82.2 million, representing an increase of 19 percent from the $69.2 million in the same quarter of 2011. This is due to higher volumes on Pembina's larger pipeline systems as discussed in more detail above.

During the first quarter, operating expenses were slightly higher at $27.6 million compared to $25.1 million in the first quarter of 2011 as a result of increased variable costs associated with higher volumes and new assets which are now in service.

Operating margin for the first quarter of 2012 was $54.6 million compared to $44.1 million during the same period of 2011. This 24 percent increase was primarily due to higher revenue and realized operating efficiencies.

Depreciation and amortization included in operations increased from $9.7 million during the first quarter of 2011 to $11.9 million during the first quarter of 2012 reflecting capital additions in this business.

For the three months ended March 31, 2012, gross profit was $42.7 million compared to $34.4 million during the same period in 2011 and is due to higher revenue generated during the quarter, for the reasons discussed above.

Capital expenditures for the first quarter 2012 totaled $11.1 million compared to $16.7 million during the first quarter 2011. The majority of this spending relates to the expansion of certain pipeline assets as described below.

New Developments: Conventional Pipelines

Liquids-Rich Natural Gas: Expansion of Peace and Northern Pipelines

Pembina is progressing plans to expand its NGL throughput capacity on its Peace and Northern pipelines (together the "Northern NGL System") by 55 mbpd (the "NGL Expansion") to accommodate increased customer demand following strong drilling results and increased field liquids extraction by area producers.

The NGL Expansion will require Pembina to install five new pump stations and upgrade five existing pump stations. Pembina expects the NGL Expansion will cost approximately $100 million and is subject to reaching long-term commercial arrangements with its customers and receiving regulatory and environmental approvals. Assuming the commercial agreements and regulatory approvals are achived in a timely manner, Pembina expects 20 mbpd of the NGL Expansion can be brought into service by the end of 2012 and the remaining 35 mbpd by the end of 2013.

Pembina's Northern NGL System is strategically located across liquids-rich natural gas production areas in the WCSB and serves producers in the Deep Basin, Montney, Cardium and emerging Duvernay Shale plays. Currently, the Northern NGL System's capacity is 115 mbpd. As at the end of March 2012, average daily throughput on the Northern NGL System was approximately 104 mbpd. Once complete, the proposed NGL Expansion will increase capacity on the Northern NGL System by 48 percent to 170 mbpd.

Pembina has existing long-term contracts in place for a portion of the capacity on its Northern NGL System and continues to consult with its customers to increase the volumes under long-term, firm service incentive contracts to underpin the NGL Expansion.

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Pembina Pipeline Corporation

Drayton Valley Area

In the area of the Cardium formation of west central Alberta, Pembina continues to actively work with producers on numerous connection and expansion opportunities.

As of the end of March 2012, the Company's Drayton Valley Pipeline system was operating at over 90 percent capacity, transporting 130 mbpd with a capacity of 145 mbpd under its existing configuration. Pembina expects to complete the refurbishment of its Calmar booster station in May, 2012 to add 50 mbpd of capacity to the Drayton Valley mainline and bring the total capacity of the system to 195 mbpd.

Supporting Gas Services' Saturn and Resthaven Projects

Pembina is committed to its integrated strategy. To this end, the Conventional Pipelines business is working closely with Gas Services to construct the pipeline portions of the Saturn and Resthaven gas plant projects. The two pipeline projects will gather NGL from the gas plants for delivery to Pembina's Peace Pipeline system. During the first quarter of 2012, Pembina continued its consultation activities related to the right-of-way and pipeline routing for both of these projects with First Nations, community stakeholders and the appropriate regulators, and ordered long-lead equipment for the pipeline and pump stations for both projects.

Oil Sands & Heavy Oil

	3 Months Ended March 31
($ millions, except where noted)	2012	2011
Revenue	43.1	30.6
Operations	13.0	11.3
Operating margin(1)	30.1	19.3
Depreciation and amortization included in operations	4.9	1.9
Gross profit	25.2	17.4
Capital expenditures	5.8	99.8
Capacity under contract (mbpd)	870.0	775.0
(1)	Refer to "Non-GAAP Measures."

Business Overview

With five pipelines in this business, Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Project (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Cheecham Lateral, which transports product to oil sands producers operating southeast of Fort McMurray, Alberta. Pembina has expanded its Oil Sands & Heavy Oil business by bringing the Nipisi and Mitsue pipeline projects on-stream in June and July of 2011, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta. The Mitsue Pipeline is the sole provider of diluent by pipeline to this region. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and accounts for about 30 percent of the total take-away capacity from the Athabasca oil sands region. These assets operate under long-term, extendible contracts that provide for the flow-through of operating expenses to customers. As a result, operating margin from this business is primarily related to invested capital and is not sensitive to fluctuations in operating expenses or actual throughputs.

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Pembina Pipeline Corporation

Operating Margin

Syncrude Pipeline

The Syncrude Pipeline has a capacity of 389 mbpd and is fully contracted to the owners of Syncrude Canada Ltd. under an extendible agreement that expires in 2035. Operating margin generated by the Syncrude Pipeline during the first quarter 2012 was $6.7 million, virtually unchanged from $6.5 million during the same period in 2011.

Cheecham Lateral

Pembina's Cheecham Lateral has a capacity of 136 mbpd and is fully contracted to shippers under an agreement that expires in 2032. Operating margin generated by the Cheecham Lateral during the first quarter of 2012 was $1.1 million, consistent with the results for the same period in 2011.

Horizon Pipeline

The Horizon Pipeline has an ultimate capacity of 250 mbpd and is fully contracted to Canadian Natural Resources Ltd. under an extendible agreement that expires in 2033. Operating margin generated by the Horizon Pipeline during the first quarter of 2012 was $11.2 million compared to $11.4 million during the same period in 2011.

Nipisi & Mitsue Pipelines

In June and July of 2011, Pembina completed construction of its Nipisi and Mitsue pipelines. Pembina is in the process of installing two remaining pump stations which will bring the combined capacity to approximately 120 mbpd. Operating margin generated by these assets in the first quarter of 2012 was $10.5 million.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $43.1 million in the first quarter compared to $30.6 million in the first quarter of 2011. This 41 percent increase can largely be attributed to the contributions from the Nipisi and Mitsue pipelines, which began generating returns in the third quarter of 2011.

Operating expenses in Pembina's Oil Sands & Heavy Oil business were $13.0 million during the first quarter of 2012 compared to $11.3 million during the first quarter of 2011. This increase primarily reflects the addition of the Nipisi and Mitsue pipelines.

For the three months ended March 31, 2012, gross profit was $25.2 million compared to $17.4 million during the same period in 2011, primarily due to results generated by the Nipisi and Mitsue pipelines as discussed above.

Depreciation and amortization included in operations during the first quarter of 2012 totaled $4.9 million compared to $1.9 million during the same period of the prior year. This increase is largely due to the addition of the Nipisi and Mitsue pipelines.

As of March 31, 2012, capital expenditures within the Oil Sands & Heavy Oil business totaled $5.8 million compared to $99.8 million during 2011. The majority of Pembina's 2011 investment in this business related to completing the Nipisi and Mitsue pipeline projects.

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Pembina Pipeline Corporation

Gas Services

	3 Months Ended March 31
($ millions, except where noted)	2012	2011
Revenue	19.1	15.0
Operations	6.1	4.7
Operating margin(1)	13.0	10.3
Depreciation and amortization included in operations	3.2	2.3
Gross profit	9.8	8.0
Capital expenditures	34.0	15.6
Average processing volume (mboe/d)(2)	41.7	38.1
(1)	Refer to "Non-GAAP Measures."
(2)	Average processing volume converted to mboe/d from MMcf/d at a 6:1 ratio.

Business Overview

Pembina's operations include a growing natural gas gathering and processing business. Located approximately 100 km south of Grande Prairie, Alberta, Pembina's key revenue-generating Gas Services assets – the Cutbank Complex – include 300 km of gathering lines and ownership in three sweet gas processing plants with 360 million cubic feet per day ("MMcf/d") of processing capacity (305 MMcf/d net to Pembina). The Cutbank Complex is connected to Pembina's Peace Pipeline system and serves an active exploration and production area in the WCSB. Construction of Pembina's Musreau Deep Cut Facility, a new 205 MMcf/d ethane extraction facility and the related 10 km pipeline, was completed and the facility became operational in mid-February 2012. Pembina is also expanding this business to meet the growing needs of producers throughout west central Alberta who are looking to capture the higher prices associated with NGL. See below for more details.

Financial Performance

Gas Services recorded an increase in revenue of approximately 27 percent during the first quarter of 2012, contributing $19.1 million compared to $15.0 million in the first quarter of 2011. This increase primarily reflects higher processing volumes at Pembina's Cutbank Complex. Average processing volume, net to Pembina, was 250.4 MMcf/d during the first quarter of 2012, nine percent higher than the 228.3 MMcf/d processed during the first quarter of 2011.

During the first quarter of 2012, operating expenses were $6.1 million, an increase from the $4.7 million spent in the first quarter of 2011. This increase was primarily due to variable costs incurred to process more volume at the Cutbank Complex.

Gas Services realized operating margin of $13.0 million compared to $10.3 million during the same period of the prior year, primarily as a result of handling more volume at the Cutbank Complex.

Depreciation and amortization included in operations during the first quarter of 2012 totaled $3.2 million compared to $2.3 million during the same period of the prior year, primarily due to higher in-service capital balances from the completion of the Musreau Deep Cut Facility.

For the three months ended March 31, 2012, gross profit was $9.8 million compared to $8.0 million during the same period in 2011.

For the three months ended March 31, 2012, capital expenditures within Gas Services totaled $34.0 million compared to $15.6 million during the same period of 2011 as a result of spending to complete the Musreau Deep Cut Facility, the expansion of the shallow cut facility at the Cutbank Complex combined with capital expenditures incurred on the Saturn and Resthaven enhanced NGL extraction facilities. For more information about these and other new Gas Services projects, see discussion below.

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Pembina Pipeline Corporation

Musreau Deep Cut Facility

Pembina completed construction and began operations at its Musreau Deep Cut Facility, a 205 MMcf/d ethane extraction facility, mid-February 2012. The Musreau Deep Cut Facility is currently experiencing an unplanned outage. Pembina continues to process natural gas at its Musreau gas plant, and as such, no producers have been shut-in as a result of the outage.

New Developments: Gas Services

Pembina continues to see significant growth opportunities resulting from the trend towards liquids-rich gas drilling and the extraction of valuable NGL from gas in the WCSB. The three expansions detailed below are expected to bring Pembina's gas processing capacity to 890 MMcf/d (net), including enhanced NGL extraction capacity of approximately 535 MMcf/d (net) which would be processed largely on a contracted, fee-for-service basis and result in approximately 45 mbpd of incremental NGL to be transported for additional toll revenue on Pembina's conventional pipelines by the end of 2013.

Expansion at the Cutbank Complex: Musreau Shallow Cut Expansion

Pembina is expanding Musreau's shallow cut gas processing capability by 50 MMcf/d at an estimated cost of $17 million. The expansion is expected to be in-service in July 2012. Once complete, the Cutbank Complex is expected to have an aggregate raw gas processing capacity of 410 MMcf/d (355 MMcf/d net to Pembina), an increase of 16 percent net to Pembina. In respect of this expansion, Pembina has entered into contracts with a minimum term of five years with area producers for the entire capacity of the expansion on a fee-for-service basis.

Resthaven Facility

Pembina is developing a combined shallow cut and deep cut NGL extraction facility (the "Resthaven Facility") by modifying and expanding an existing gas plant and is also constructing a pipeline to transport the extracted NGL from the Resthaven Facility to Pembina's Peace Pipeline System at an estimated cost of $230 million. Once complete, Pembina will own approximately 65 percent of the Resthaven Facility and will own 100 percent of the NGL pipeline. Pembina expects the initial phase of the Resthaven Facility will have a gross capacity of 200 MMcf/d and 13 mbpd of liquids extraction capability, with ultimate processing capacity of 300 MMcf/d and 18 mbpd of liquids extraction capability. Subject to regulatory and environmental approvals, Pembina expects these new assets to be in-service in late 2013.

As of the beginning of May 2012, Pembina has executed a Construction Agreement, ordered long-lead equipment and begun plant site construction for the project. Other activities related to the project include pipeline stakeholder consultation, environmental planning, route selection, engineering, and right-of-way surveying.

Saturn Facility

Pembina is developing a $200 million 200 MMcf/d enhanced NGL extraction facility (the "Saturn Facility") and associated NGL and gas gathering pipelines in the Berland area of west central Alberta. Once operational, Pembina expects the Saturn Facility will have the capacity to extract up to 13.5 mbpd of NGL. Subject to regulatory and environmental approval, Pembina expects the Saturn Facility and associated pipelines to be in-service in the fourth quarter of 2013.

As of the beginning of May 2012, Pembina has ordered 80 percent of the major, long-lead equipment for the project and begun plant site construction. Pipeline environmental field assessments have been completed, stakeholder consultation is ongoing, final routing and work space requirements are being evaluated and regulatory meetings are underway.

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Midstream & Marketing

	3 Months Ended March 31(2)
($ millions)	2012	2011
Revenue	331.0	279.5
Operations	2.5	2.1
Product purchases	298.9	253.7
Operating margin(1)	29.6	23.7
Depreciation and amortization included in operations	1.7	0.9
Gross profit	27.9	22.8
Capital expenditures	2.3	90.3
(1)	Refer to "Non-GAAP Measures."
(2)	Share of profit from equity accounted investees not included in results above.

Business Overview

Pembina's Midstream & Marketing business consists of a network of terminals, pipeline-connected storage and hub locations situated at key sites across the Company's conventional pipeline system. This includes the development of the Pembina Nexus Terminal (as discussed below) as well as a 50 percent non-operated interest in both the Fort Saskatchewan Ethylene Storage Facility and the LaGlace Full Service Terminal. By providing integrated services along the crude oil and NGL value chains, this business has increased the range of services Pembina provides to customers and contributes throughput to the Company's Conventional Pipelines and Oil Sands & Heavy Oil businesses. The value potential associated with terminal, storage and hub assets is dependent on Pembina's ability to: provide connections to both downstream pipelines and end-use markets; understand the value of the commodities transported and terminalled; and provide flexibility and a variety of storage options – all in an environment of a liquid, dynamic, forward commodity market. Pembina actively monitors market conditions to target revenue opportunities.

Performance

In the Midstream & Marketing business, revenue, net of product purchases, grew 24 percent to $32.0 million during the first quarter of 2012 from $25.8 million during the first quarter of 2011. This increase was primarily due to higher volumes and activity on Pembina's pipeline systems, stronger commodity prices for the majority of liquid hydrocarbon products and wider margins.

Operating expenses during the first quarter of 2012 were $2.5 million, up slightly from the $2.1 million in operating expenses incurred in the first quarter of 2011.

Operating margin was $29.6 million during the first quarter of 2012 compared to $23.7 million during the first quarter of 2011. This increase was largely due to the same factors that contributed to the increase in revenue, net of product purchases, as discussed above.

For the three months ended March 31, 2012, gross profit in this business increased to $27.9 million from $22.8 million during the same period in 2011. This increase was a result of the higher operating margin realized during the first quarter of 2012.

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Pembina Pipeline Corporation

For the three months ended March 31, 2012, capital expenditures within the Midstream & Marketing business totaled $2.3 million compared to $90.3 million during the same period of 2011. Capital spending in the first quarter of 2011 had included the acquisition of a terminalling and storage facility near Edmonton, Alberta and the acquisition of linefill for the Peace Pipeline.

New Developments: Midstream & Marketing

The Company continues to develop the Pembina Nexus Terminal ("PNT"), which has been designed to connect key infrastructure in the Edmonton – Fort Saskatchewan – Namao, Alberta area. The assets that comprise PNT are interconnected via pipelines to other Pembina infrastructure as well as refineries and downstream terminals, and will enable Pembina to create tailored products and services for customers while facilitating growth opportunities for its other business units. During the first quarter of 2012, Pembina increased the interconnectivity of PNT by commissioning a connection to the Enbridge Southern Lights diluent pipeline. Pembina anticipates undertaking additional activities to further increase connectivity to the terminal which would be completed over time, based on market demand and customer needs.

Pembina is also moving forward on its plans to expand services at a number of its existing truck terminals and construct new full-service terminals that focus on emulsion treating (separating oil from impurities to meet shipping quality requirements), produced water handling and water disposal. In addition to earning fees for these services, Pembina's truck terminals will secure volumes for its pipeline systems and generate additional pipeline toll revenue.

Fort Saskatchewan Ethylene Storage Facility

Three of the five ethylene storage caverns in Pembina's Storage Facility in Fort Saskatchewan are currently out of service and it is unlikely those caverns will be put back into ethylene storage service. While alternative uses are being considered, no assurance that future economic benefits from such out-of-service caverns (or their disposal) can be given at this time. Pembina has entered into agreements to wash a new ethylene storage cavern and does not expect a reduction in cash flow.

During the quarter, Pembina provided a guarantee for its 50 percent share of Fort Saskatchewan Ethylene Storage Limited Partnership's ("FSESLP") credit facility of $43 million. On March 28, 2012, the loan receivable from FSESLP of $18.8 million was repaid in full.

Business Environment

The first quarter of 2012 saw a 3.7 percent increase in the S&P TSX Composite; however, the value of the Index is down 12.2 percent since the same time a year ago. The benchmark WTI oil price trended downward for most of January and recovered through mid-February to March, but exited the quarter at USD $96 which is comparable to early January prices. Canadian crude (both light and heavy) suffered from higher-than-average price differentials in the first quarter of 2012 due to increasing crude supply, refinery downtime and export constraints. Furthermore, low natural gas prices persisted as a result of strong natural gas supply across North America and a relatively warm winter. The opening AECO price in January was $2.59 per GJ, which declined 34 percent during the quarter to exit at $1.70 per GJ.

The outlook for the energy infrastructure sector in the WCSB remains positive for all of Pembina's businesses. Strong activity levels within the oil sands region represent opportunities for the Company to leverage existing assets to capitalize on additional growth opportunities. Pembina also continues to benefit from the combination of relatively high oil prices and low natural gas prices which has resulted in oil and gas producers extracting the liquids value from their natural gas production and favouring liquids-rich natural gas plays over dry natural gas. Pembina's Conventional Pipelines and Gas Services businesses are well-positioned to capitalize on the increased activity levels in key NGL-rich producing basins. Oil and NGL plays being developed in the vicinity of its pipelines include Cardium, Montney, Cretaceous, Duvernay and Swan Hills.

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Pembina Pipeline Corporation

Non-Operating Expenses

G&A

G&A expenses of $17.6 million were incurred during the first quarter of 2012 compared to $14.7 million during the first quarter of 2011 due to an increase in salaries and benefits for existing and new employees and increased rent for new and expanded office space. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by $0.5 million.

Depreciation & Amortization (Operational)

Depreciation and amortization (operational) increased to $21.7 million during the first quarter 2012 compared to $14.9 million during the same period of 2011 which reflects depreciation on new capital additions including the Nipisi and Mitsue pipeline assets which began operating in the third quarter of 2011.

Acquisition-Related and Other

Acquisition-related expenses of $21.1 million include acquisition expenses of $13.1 million and $8.0 million on account of the required make whole payment for the redemption of the senior secured notes. See "Liquidity and Capital Resources."

Net Finance Costs

Net finance costs in the first quarter of 2012 were $23.2 million compared to $14.0 million in the first quarter of 2011. The net increase of $9.2 million relates primarily to a $4.2 million increase in loans and borrowings interest expense due to higher debt balances combined with a $4.8 million change in the fair value of financial derivatives. See Note 5 to the Interim Financial Statements for the period ended March 31, 2012.

Deferred Income Tax Expense

Deferred income taxes arise from differences between the accounting and tax basis of assets and liabilities. An income tax expense of $10.9 million was recorded in the first quarter of 2012 compared to $13.5 million in the first quarter of 2011. The change in income tax expense is consistent with the change in earnings before income tax and equity accounted investees.

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Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	March 31, 2012		December 31, 2011
Working Capital	(42.0	)(1)	(343.7	)(1)
Variable rate debt(2)
Bank debt	379.9		313.8
Variable rate debt swapped to fixed	(200.0)		(200.0)
Total variable rate debt outstanding (average rate of 1.66%)	179.9		113.8
Fixed rate debt(2)
Senior secured notes	55.9		58.0
Senior unsecured notes	642.0		642.0
Senior unsecured term debt	75.0		75.0
Senior unsecured medium term note	250.0		250.0
Variable rate debt swapped to fixed	200.0		200.0
Total fixed rate debt outstanding (average rate of 5.65%)	1,222.9		1,225.0
Convertible debentures(2)	299.8		299.8
Finance lease liability	5.5		5.6
Total debt and debentures outstanding	1,708.1		1,644.2
Cash and unutilized debt facilities(3)	449.1		235.1
(1)	As at March 31, 2012, working capital includes senior secured notes of $55.9 million. As at December 31, 2011, working capital includes $310 million of current, non-revolving unsecured credit facilities.
(2)	Face value.
(3)	Based on the $800 million credit facility.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. On March 20, 2012, Pembina successfully negotiated a new unsecured $800 million credit facility and subsequently cancelled its previous $500 million credit facility. In connection with the closing of the Arrangement on April 2, 2012, Pembina increased the $800 million facility to $1.5 billion for a term of five years. Upon closing of the Arrangement, Pembina used the facility, in part, to repay Provident's revolving term credit facility of $205 million. Further, Pembina re-negotiated its operating facility to $30 million from $50 million. In the medium-term, funds required for capital projects are expected to be sourced from cash and unutilized debt facilities totaling $449.1 million as at March 31, 2012 and Pembina believes, based on its successful access to financing in the debt and equity markets during the past several years, that it would likely continue to have access to funds at attractive rates. Additionally, Pembina has reinstated its DRIP as of the January 25, 2012 record date to help fund its ongoing capital program (see "Common Share Information" for further details). Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt and seek new borrowing and/or issue equity.

Pembina's credit facilities at March 31, 2012 consisted of an unsecured $800 million revolving credit facility due March 2017 and an operating facility of $30 million due July 2013. Borrowings on the revolving credit facility bear interest at prime lending rates plus nil percent to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the Bankers' Acceptances rate are based on the credit rating of Pembina's senior unsecured debt. Current borrowings on the operating facility bear interest at prime lending rates plus nil percent to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. There are no repayments due over the term of these facilities. As at March 31, 2012, Pembina had $379.9 million drawn on bank debt and $3.2 million in letters of credit and $2.2 million in cash, leaving $449.1 million of unutilized debt facilities on the $830.0 million of established bank facilities. Other debt includes $55.9 million in fixed rate senior secured notes due 2017; $75 million in senior unsecured term debt due 2014; $175 million in senior unsecured notes due 2014; $267 million in senior unsecured notes due 2019; $200 million in senior unsecured notes due 2021; and, $250 million in medium term notes due 2021. On March 27, 2012, a redemption notice for the senior secured notes was distributed for a redemption date of April 30, 2012. Pembina has recognized an estimated $8.0 million on account of the make whole payment, which has been included in acquisition-related and other expenses. At March 31, 2012, Pembina had loans and borrowing (excluding amortization, letters of credit and finance lease liabilities) of $1,402.8 million. Pembina's senior debt to total capital at March 31, 2012 was 53 percent.

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Pembina Pipeline Corporation

Pembina considers the maintenance of an investment grade credit rating as important to its ongoing ability to access capital markets on attractive terms. On March 30, 2012, DBRS lowered the BBB (high) ratings of the senior unsecured notes and the 7.38 percent senior secured notes of Pembina to 'BBB'. On April 3, 2012, subsequent to the end of the first quarter, Standard & Poor's lowered its ratings, including its 'BBB+' long-term corporate credit rating on Pembina to 'BBB' following closing of the Arrangement (see "Acquisition of Provident Energy Ltd."). These ratings are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Assumption of rights related to the Provident Debentures

On closing of the Arrangement on April 2, 2012 (subsequent to the end of the first quarter), Pembina assumed all of the rights and obligations of Provident relating to the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2017 (TSX: PPL.DB.E), and the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (TSX: PPL.DB.F). Outstanding Provident debentures at April 2, 2012 were $345 million.

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Pembina Pipeline Corporation

Capital Expenditures

	3 Months Ended March 31
($ millions)	2012	2011
Development capital
Conventional Pipelines	11.1	16.7
Oil Sands & Heavy Oil	5.8	99.8
Gas Services	34.0	15.6
Midstream & Marketing	2.3	90.3
Corporate/other projects	1.7	0.9
Total development capital	54.9	223.3

During the first quarter of 2012, capital expenditures were $54.9 million compared to $223.3 million during the same three month period in 2011. Capital expenditures in the first quarter of 2011 were significantly higher than the first quarter of 2012 due to construction of the Nipisi and Mitsue pipelines and the acquisition of midstream assets in the Edmonton, Alberta area (related to PNT) and linefill for the Peace Pipeline system. The majority of the capital expenditures in the first quarter of 2012 were in Gas Services as a result of spending to complete the Musreau Deep Cut Facility, the expansion of the shallow cut facility at the Cutbank Complex combined with capital expenditures incurred on the Saturn and Resthaven enhanced NGL extraction facilities.

Contractual Obligations at March 31, 2012

($ thousands)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Office and vehicle leases	71,906	8,575	11,979	8,015	43,337
Loans and borrowings(1)	1,784,726	122,038	385,850	458,329	818,509
Convertible debentures(1)	449,280	17,250	51,750	34,500	345,780
Construction commitments	386,378	300,033	86,345
Provisions	414,078	3,666	2,749	503	407,160
Total contractual obligations	3,106,368	451,562	538,673	501,347	1,614,786
(1)	Excluding deferred financing costs and finance leases included under "office and vehicle leases".

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Musreau Deep Cut Facility at its Cutbank Complex, the Musreau Shallow Cut Expansion, the Saturn Facility and the Resthaven Facility and the remaining capital expenditure associated with the Nipisi and Mitsue pipelines. See "Forward-Looking Statements & Information."

Critical Accounting Estimates

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the circumstances and estimates at the date of the financial statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Please refer to the "Critical Accounting Estimates" section of Pembina's MD&A for the year ended December 31, 2011 for more information.

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Pembina Pipeline Corporation

Changes in Accounting Principles and Practices

For a discussion of future changes to Pembina's IFRS accounting policies, see Pembina's MD&A for the year ended December 31, 2011.

Common Share Information (1)

			As at and for the 3 months ended
($ thousands, except where noted)	May 1 , 2012(2)		March 31, 2012		March 31, 2011
Trading volume and value
Total volume (shares)	23,866,463		59,689,803		17,781,372
Average daily volume (shares)	1,136,498		947,601		286,796
Value traded	700,109		1,648,021		390,673
Shares outstanding (shares)	286,146,286		169,029,860		167,122,897
Closing share price (dollars)	29.73		28.18		22.94
Market value
Shares	8,507,121		4,763,266		3,833,802
5.75% convertible debentures (PPL.DB.C)	331,257	(3)	326,760	(4)	308,250	(5)
5.75% convertible debentures (PPL.DB.E)(6)	210,002	(7)
5.75% convertible debentures (PPL.DB.F)(6)	190,181	(8)
Market capitalization	9,238,560		5,090,026		4,142,052
Senior debt	1,622,549		1,402,890		1,311,017
Total enterprise value(9)	10,861,109		6,492,916		5,453,069
(1)	Trading information in this table reflects the activity of Pembina securities on the TSX.
(2)	Based on 21 trading days from April 1, 2012 to May 1, 2012 inclusive.
(3)	$299.8 million principal amount of 5.75 percent convertible debentures (PPL.DB.C) outstanding at a market price of $110.50 at May 1, 2012 and with a conversion price of $28.55.
(4)	$299.8 million principal amount of 5.75 percent convertible debentures (PPL.DB.C) outstanding at a market price of $109.00 at March 31, 2012.
(5)	$300 million principal amount of 5.75 percent convertible debentures (PPL.DB.C) outstanding at a market price of $102.75 at March 31, 2011.
(6)	Pursuant to the Arrangement, Pembina assumed the rights and obligations of Provident debentures, which are listed on the TSX under PPL.DB.E and PPL.DB.F.
(7)	$172.5 million principal amount of 5.75 percent convertible debentures (PPL.DB.E) outstanding at a market price of $121.74 at May 1, 2012 and with a conversion price of $24.94.
(8)	$172.5 million principal amount of 5.75 percent convertible debentures (PPL.DB.F) outstanding at a market price of $110.25 at May 1, 2012 and with a conversion price of $29.53.
(9)	Refer to "Non-GAAP Measures."

As indicated in the table above, the total market value of Pembina's outstanding securities was $5.1 billion at March 31, 2012 and issued and outstanding shares of Pembina rose to 169.0 million by the end of the first quarter 2012, compared to 167.1 million in the same period of 2011.

Dividends

Pembina announced on January 16, 2012 that following closing of the Arrangement it would increase its monthly dividend rate 3.8 percent from $0.13 per share per month (or $1.56 annualized) to $0.135 per share per month (or $1.62 annualized). Pembina is committed to providing increased shareholder returns over time by providing stable dividends and, where appropriate, further increases in Pembina's dividend, subject to compliance with applicable laws and the approval of Pembina's Board of Directors. Pembina has a history of delivering dividend increases once supportable over the long term by the underlying fundamentals of Pembina's businesses as a result of, among other things, accretive growth projects or acquisitions (see "Forward-Looking Statements & Information").

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Pembina Pipeline Corporation

Dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which will consider earnings, capital requirements, the financial condition of Pembina and other relevant factors.

Eligible Canadian investors may benefit from an enhanced dividend tax credit afforded to the receipt of dividends, depending on individual circumstances. Dividends paid to eligible U.S. investors should qualify for the reduced rate of tax applicable to long-term capital gains but investors are encouraged to seek independent tax advice in this regard.

DRIP

Pembina has reinstated the DRIP as of January 25, 2012. Beginning with the dividend payable on February 15, 2012, eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their shares, either: (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Participation in the DRIP for March 2012 was 65 percent of common shares outstanding for proceeds of approximately $14.4 million.

Listing on the NYSE

On April 2, 2012, Pembina listed its common shares, including those issued under the Arrangement, on the NYSE under the symbol "PBA".

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the MD&A for the year ended December 31, 2011 and in Pembina's Annual Information Form for the year ended December 31, 2011. These documents are available on www.pembina.com and in Canada under Pembina's company profile on www.sedar.com.

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Pembina Pipeline Corporation

Selected Quarterly Financial Information

	2012	2011				2010
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	475.3	468.0	302.9	511.5	394.3	290.2	266.6	386.4	289.0
Operations	48.5	55.1	55.9	37.8	43.2	42.3	40.0	37.2	36.4
Product purchases	298.9	308.2	146.6	363.4	253.7	161.7	148.4	261.9	163.1
Operating margin	127.9	104.7	100.4	110.3	97.4	86.2	78.2	87.3	89.5
Depreciation and amortization Included in operations	21.7	19.5	17.8	15.8	14.9	15.6	15.3	15.3	15.5
Gross profit	106.2	85.2	82.6	94.5	82.5	70.6	62.9	72.0	74.0
Adjusted EBITDA(1)	111.6	87.0	86.8	103.1	87.2	79.1	68.1	78.0	85.6
Cash flow from operating activities	65.3	74.3	88.0	50.4	74.5	54.6	66.6	69.6	66.5
Cash flow from operating activities per common share ($ per share)	0.39	0.44	0.53	0.30	0.45	0.33	0.41	0.43	0.41
Adjusted cash flow from operating activities(1)	98.8	57.3	90.8	81.8	75.9	62.6	67.6	63.0	73.3
Adjusted cash flow from operating activities per common share(1) ($ per share)	0.59	0.34	0.54	0.49	0.45	0.39	0.41	0.38	0.44
Earnings for the period	32.6	45.1	30.1	48.0	42.5	55.2	28.6	37.7	52.2
Earnings per common share ($ per share):
Basic	0.19	0.27	0.18	0.29	0.25	0.34	0.19	0.23	0.32
Diluted	0.19	0.27	0.18	0.29	0.25	0.33	0.19	0.23	0.32
Common shares outstanding (millions):
Weighted average (basic)	168.3	167.4	167.6	167.3	167.0	165.0	164.0	163.2	161.8
Weighted average (diluted)	168.9	168.2	168.2	168.0	167.6	171.7	166.9	166.2	165.2
End of period	169.0	167.9	167.7	167.5	167.1	166.9	164.5	163.6	162.2
Dividends declared	65.7	65.4	65.4	65.3	65.1	64.6	64.0	63.8	62.8
Dividends per common share ($ per share):	0.39	0.39	0.39	0.39	0.39	0.39	0.39	0.39	0.39
(1)	Refer to "Non-GAAP measures."

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Pembina Pipeline Corporation

Selected Quarterly Operating Information

	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average throughput (thousands of bpd)
Total Conventional Throughput	466.9	422.8	430.4	411.4	390.3	375.0	361.4	370.4	389.3
Oil Sands & Heavy Oil(1)	870.0	870.0	775.0	775.0	775.0	775.0	775.0	775.0	775.0
Gas Services Processing (mboe/d)(2)	41.7	44.0	41.3	39.6	38.1	38.0	36.0	36.9	36.2
Aggregate volumes (mboe/d)	1,378.6	1,336.8	1,246.7	1,226.0	1,203.4	1,188.0	1,172.4	1,182.3	1,200.5
(1)	Oil Sands & Heavy Oil throughput refers to contracted capacity.
(2)	Converted to mboe/d from MMcf/d at a 6:1 ratio.

Additional Information

Additional information relating to Pembina, including its Annual Information Form, Management Information Circular and financial statements can be found at www.pembina.com or at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate performance of Pembina and its business. Since certain Non-GAAP financial measures may not have a standardized meaning, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure.

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA is commonly used by management, investors and creditors in the calculation of ratios for assessing leverage and financial performance and is calculated as results from operating activities plus share of profit from equity accounted investees (before tax) plus depreciation and amortization (included in operations and general and administrative expense). Adjusted EBITDA is EBITDA excluding acquisition-related expenses in connection with the Arrangement.

	3 Months Ended March 31
($ millions, except per share amounts)	2012	2011
Results from operating activities	66.5	67.8
Add:
Share of profit from equity accounted investees (before tax, depreciation and amortization)	1.5	4.3
Depreciation and amortization	22.5	15.1
EBITDA	90.5	87.2
Add:
Acquisition-related expenses	21.1
Adjusted EBITDA	111.6	87.2
EBITDA per common share – basic (dollars)	0.54	0.52
Adjusted EBITDA per common share – basic (dollars)	0.66	0.52

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Pembina Pipeline Corporation

Adjusted earnings

Adjusted earnings is commonly used by management for assessing and comparing financial performance each reporting period and is calculated as earnings before tax excluding unrealized hedging activities and acquisition-related expenses in connection with the Arrangement plus share of profit from equity accounted investees (before tax).

	3 Months Ended March 31
($ millions, except per share amounts)	2012	2011
Earnings before income tax and equity accounted investees	43.3	53.8
Add (deduct):
Change in fair value of derivatives	0.7	(4.0)
Share of profit of investments in equity accounted investees (after tax)	0.2	2.2
Tax on share of profit of investments in equity accounted investees	0.1	0.7
Acquisition-related expenses	21.1
Adjusted earnings	65.4	52.7
Adjusted earnings per common share – basic (dollars)	0.39	0.32

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is commonly used by management for assessing financial performance each reporting period and is calculated as cash flow from operating activities plus the change in non-cash working capital and excluding acquisition-related expenses.

	3 Months Ended March 31
($ millions, except per share amounts)	2012	2011
Cash flow from operating activities	65.3	74.5
Add (deduct):
Change in non-cash working capital	12.4	1.4
Acquisition-related expenses	21.1
Adjusted cash flow from operating activities	98.8	75.9
Adjusted cash flow from operating activities per common share – basic (dollars)	0.59	0.45

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Pembina Pipeline Corporation

Operating margin

Operating margin is commonly used by management for assessing financial performance and is calculated as gross profit less operating expense and product purchases.

Reconciliation of operating margin to gross profit:
	3 Months Ended March 31
($ millions)	2012	2011
Revenue	475.3	394.3
Cost of sales:
Operations	48.5	43.2
Product purchases	298.9	253.7
Operating margin	127.9	97.4
Depreciation and amortization included in operations	21.7	14.9
Gross profit	106.2	82.5

Total enterprise value

Total enterprise value, in combination with other measures, is used by management and the investment community to assess the overall market value of the business. Total enterprise value is calculated based on the market value of common shares and convertible debentures at a specific date plus senior debt.

Management believes these supplemental Non-GAAP measures facilitate the understanding of Pembina's results from operations, leverage, liquidity and financial positions. Investors should be cautioned that EBITDA, Adjusted EBITDA, adjusted earnings, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. Furthermore, these Non-GAAP measures may not be comparable to similar measures presented by other issuers.

22

Forward-Looking Statements & Information

In the interest of providing our shareholders and potential investors with information regarding Pembina, including management's assessment of our future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation . Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "envision", "aim", "outlook", "propose" and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders;
•	capital expenditure estimates, plans, schedules, rights and activities and the planning, development, construction, operations and costs of pipelines, gas service facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, including, but not limited to, in relation to the Pembina Nexus Terminal, the expansions at the Cutbank Complex's Musreau Gas Plant, the proposed Resthaven Facility and the proposed Saturn Facility, the proposed expansion plans to strengthen Pembina's transportation service options that it provides to producers developing the Cardium oil formation located in Central Alberta, the expansion of throughput capacity on the Northern NGL System and the proposed expansion of a number of existing truck terminals and construction of new full service terminals;
•	future expansion of Pembina's pipelines and other infrastructure;
•	pipeline, processing and storage facility and system operations and throughput levels;
•	oil and gas industry exploration and development activity levels;
•	Pembina's strategy and the development of new business initiatives;
•	expectations regarding Pembina's ability to raise capital and to carry out acquisition, expansion and growth plans;
•	treatment under governmental regulatory regimes including environmental regulations and related abandonment and reclamation obligations;
•	future results of operations from Provident's business following the completion of the Arrangement;
•	future G&A expenses at Pembina;
•	increased throughput potential due to increased activity and new connections and other initiatives on Pembina's pipelines;
•	future cash flows, potential revenue and cash flow enhancements across Pembina's businesses and the maintenance of operating margins;
•	tolls and tariffs and transportation, storage and services commitments and contracts;
•	cash dividends and the tax treatment thereof;
•	operating risks (including the amount of future liabilities related to pipeline spills and other environmental incidents) and related insurance coverage and inspection and integrity systems;
•	the expected capacity of the proposed Resthaven Facility and the proposed Saturn Facility;
•	expectations regarding in-service dates for new developments, including the Resthaven Facility, the Saturn Facility and the Northern NGL System;
•	expectations regarding incremental NGL volumes to be transported on Pembina's conventional pipelines by the end of 2013 as a result of new developments in Pembina's Gas Services business;
•	the possibility of renegotiating debt terms, repayment of existing debt, seeking new borrowing and/or issuing equity;
•	expectations regarding participation in Pembina's DRIP; and
•	competitive conditions.

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Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	the success of Pembina's operations;
•	prevailing commodity prices and exchange rates;
•	the availability of capital to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns;
•	future operating costs;
•	in respect of the proposed Resthaven Facility and the proposed Saturn Facility and their estimated in-service dates of late 2013 and the fourth quarter of 2013, respectively; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner, that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of such facilities; that such facilities will be fully supported by long-term firm service agreements accounting for the entire designed throughput at such facilities at the time of such facilities' completion, that there are no unforeseen construction costs related to the facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the expansion of NGL throughput capacity on the Northern NGL System and the estimated in-service dates with respect to the same; that Pembina will receive regulatory approval; that Pembina will reach satisfactory long-term arrangements with customers with respect to the Northern NGL System; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts by Pembina; that there are no unforeseen construction costs related to the expansion; and that there are no unforeseen material costs relating to the pipelines that are not recoverable from customers;
•	in respect of the stability of Pembina's dividend; prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; that Provident's results will be consistent with past performance following the acquisition of Provident by Pembina, the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	in respect of other developments, expansions and capital expenditures planned, including the proposed expansion of a number of existing truck terminals and construction of new full service terminals, the expectation of additional NGL volumes being transported on the convention pipelines, the proposed expansion of the Musreau Gas Plant's shallow cut gas processing capability and the proposed expansion plans to strengthen Pembina's transportation service options that it provides to producers developing the Cardium oil formation located in Central Alberta, that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts by Pembina; that there are no unforeseen construction costs; and that there are no unforeseen material costs relating to the developments, expansions and capital expenditures which are not recoverable from customers;
•	the future exploration for and production of oil, NGL and natural gas in the capture area around Pembina's conventional and midstream and marketing assets, including new production from the Cardium formation in western Alberta, the demand for gathering and processing of hydrocarbons, and the corresponding utilization of Pembina's assets; and
•	prevailing regulatory, tax and environmental laws and regulations.

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key alliances and agreements;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices;
•	the failure to realize the anticipated benefits of the Arrangement;
•	the failure to integrate the businesses of Pembina and Provident; and
•	the other factors discussed under "Risk Factors" in Pembina's Management's Discussion and Analysis for the year ended December 31, 2011 and in Pembina's current Annual Information Form available under Pembina's profile at www.sedar.com.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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